United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of November 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑                     Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐                    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                     .)

INCORPORATION BY REFERENCE
This report is incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on November 13, 2006 (File Nos. 333-138617 and 138617-01), June 18, 2007 (File Nos. 333-143857 and 333-143857-01) and on July 6, 2009 (File Nos. 333-160448 and 333-160448-01).

Page

Results of operations for the nine-month period ended September 30, 2009 and 2008	3

Liquidity and capital resources	11

Exhibit index	15

Exhibit A
Exhibit B

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009 AND 2008
Overview
Since the second quarter of 2009 the global economy shows signs of having bottomed out. Vale has settled benchmark prices for 2009 with its main customers in Europe, Asia (excluding China) and the Middle East. Benchmark prices for 2009 have decreased 28.2% for iron ore fines, 44.5% for iron ore lumps, and 48.3% for both blast furnace and direct reduction iron ore pellets, in each case compared to 2008 benchmark prices. Due to its higher cyclicality and volatility, demand for iron ore pellets during a downturn tends to be negatively affected earlier and more strongly than demand for iron ore fines. On the other hand, demand for iron ore pellets during an upturn tends to recover later than the demand for iron ore fines, but then grows faster.
We have been adopting a more flexible stance on iron ore pricing, employing different options in our marketing efforts. Moreover, we have been (i) expanding our customer base in China, (ii) entering into contracts with mid-sized steelmakers, facilitated by the use of our own and third-party ships to transport iron ore, and (iii) pricing our iron ore on a C&F (cost and freight) basis in an effort to ease price volatility for our customers and increase our competitiveness.
In the first nine months of 2009, we generated net income attributable to the Company’s stockholders of US$3,830 million, a decrease of US$8,021 million, or 67.7%, compared to the first nine months of 2008. The decline in net income was driven primarily by a US$8,731 million decline in operating income, reflecting lower sales volumes and sales prices as a result of the global economic slowdown. Although the decline in volumes sold and our cost-cutting efforts resulted in a US$4,495 million reduction in costs, the decline in net revenues of US$13,193 million more than offset these operational savings. The decline in operating income was partially offset by an improvement in non-operating income of US$1,978 million, mainly as a result of higher gains from derivatives and lower financial expenses.
Recent developments
Capital expenditure budget for 2010
In October 2009, our Board of Directors approved an investment budget for 2010 of US$12.9 billion. Of the total 2010 budget, 76.6%, or US$9.876 billion, is allocated to expenditures for organic growth. Of this amount, US$8.647 billion is budgeted for project execution, and US$1.228 billion is budgeted for research and development, of which US$621 million is allocated to mineral exploration. The remaining US$3.019 billion is budgeted for investments to support existing operations. The following table summarizes by major business area the breakdown of our investment budget in 2010.

	2010 Budget
	(US$ million)		(% of total)
Ferrous minerals	US$	3,863	30.0%
Non-ferrous minerals		4,075	31.6%
Logistics		2,654	20.6%
Coal		892	6.9%
Power generation		834	6.5%
Steel		343	2.7%
Others		235	1.8%

Total	US$	12,894	100%

The following table describes our budgeted expenditures for projects in 2010, together with estimated total expenditures for each project. All figures in the table are presented on a cash basis.

		Budgeted
Business area	Project	2010	Total capex (1)
Ferrous minerals and logistics	Carajás — additional 30 mtpy	480	2,478
	Carajás — additional 10 mtpy	90	290
	Carajás Serra Sul (mine S11D)	1,126	11,297
	Apolo	38	2,509
	Conceição Itabiritos	184	1,170
	Vargem Grande Itabiritos	79	975
	Tubarão VIII pelletizing plant	122	636
	Oman pelletizing plant	484	1,356
	Teluk Rubiah maritime terminal and distribution center	98	900

Non-ferrous minerals	Onça Puma nickel mine	510	2,297
	Totten nickel mine	146	362
	Long-Harbour nickel processing facility	441	2,821
	Salobo copper mine	600	1,152
	Salobo expansion	66	855
	Tres Valles copper mine	27	102
	Konkola North copper mine	50	145
	Bayóvar phosphate mine	219	479
	Rio Colorado potash mine	304	4,118
	CAP alumina refinery	60	2,200
	Paragominas III bauxite mine	—	487

Coal	Moatize coal mine	595	1,322

Energy	Estreito hydroelectric power plant	186	514
	Karebbe hydroelectric power plant	126	410
	Biofuel	55	305

(1)	Estimated total capital expenditure cost for each project.
Ongoing strikes at some of our nickel operations
Currently, some of our Canadian nickel operations are facing strikes. The unionized employees at our operations in Sudbury and Port Colborne, in the province of Ontario, and at Voisey’s Bay, in the province of Newfoundland and Labrador, went on strike on July 13, 2009 and August 1, 2009, respectively, after rejecting our settlement offer for a new three-year collective bargaining agreement. As a result, these operations have been almost completely shut down. Our offer aims to provide the right incentives for increasing labor productivity and enhancing the long-term competitiveness of these operations and their capacity to continue generating value.
In 2008, finished nickel output utilizing nickel ore produced by these sites reached 162,800 metric tons, 59% of our total production. Last year these sites also produced 170,000 metric tons of copper and 2,499 metric tons of cobalt, 54% and 88% of our total output, respectively.

Revenues
Our operating revenues, net of discounts, freight, returns and allowances, were US$17,398 million in the first nine months of 2009, 44% lower than in the first nine months of 2008, as a result of a decline in both sales volumes and sales prices. The proportion of our total operating revenues attributable to ferrous minerals remained stable at 61% in the first nine months of 2009 and 2008, while the proportion of our total operating revenues attributable to non-ferrous minerals decreased to 31.1% from 32.8% in the same period last year. The distribution of our revenue by geographical destination also underwent a major change due to strong Chinese demand for minerals and metals. In the first nine months of 2009, sales to Asia increased to 58.9% of our total revenue from 39.9% in the first nine months of 2008, while sales to the Americas declined to 9.3% from 14.2% and sales to Europe declined to 15.5% from 24.3%. The following table presents our gross operating revenues by product and our net operating revenues for the periods indicated.

	Nine months ended September 30,				%
	2008		2009		Change
	(US$ million)
	(unaudited)
Ferrous minerals:
Iron ore	US$	14,239	US$	9,372	(34.2)
Iron ore pellets		3,273		869	(73.4)
Manganese		242		81	(66.5)
Ferroalloys		1,036		249	(76.0)
Pig iron		146		19	(87.0)

Subtotal		18,936		10,590	(44.1)
Non-ferrous minerals:
Nickel and other products (1)		6,711		3,075	(54.2)
Potash		272		304	11.8
Kaolin		164		125	(23.8)
Copper concentrate (2)		790		475	(39.9)
Aluminum products		2,263		1,439	(36.4)

Subtotal		10,200		5,418	(46.9)
Logistics services:
Railroads		1,063		620	(41.7)
Ports		234		177	(24.4)

Subtotal		1,297		797	(38.6)
Other products and services (3)		634		593	(6.5)

Gross revenues		31,067		17,398	(44.0)
Value added tax		(896)		(420)	(53.1)

Net operating revenues	US$	30,171	US$	16,978	(43.7)

(1)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(2)	Does not include copper produced as a nickel co-product.

(3)	Includes coal and energy.
Iron ore. Operating revenues from sales of iron ore decreased 34.2% in the first nine months of 2009 compared to the first nine months of 2008, primarily as a result of a 22.6% decrease in volume sold. Although the 2009 benchmark prices are lower than the 2008 benchmark prices — by 28.2% for fines and 44.5% for lumps — the average sales price for iron ore in the first nine months of 2009 was only 14.9% lower than in the first nine months of 2008. This is primarily because (i) some of the 2008 benchmark prices did not take effect until the second quarter of 2008, (ii) the 2009 benchmark prices took effect in the second quarter of 2009 and (ii) we began making C&F sales in the beginning of 2009 due to our more flexible price policy.
Iron ore pellets. Operating revenues from sales of iron ore pellets decreased 73.4%, driven by a 54.0% reduction in volume sold, due to weakened demand, and a 42.2% decline in the average sales price. Due to its higher cyclicality and volatility, in the downturn the demand for iron ore pellets tends to be negatively affected earlier and more strongly than the demand for iron ore fines. On the other hand, in the upturn its initial reaction is slower but tends to grow faster than the demand for iron ore fines.

Manganese ore. Operating revenues from sales of manganese ore decreased 66.5%, driven primarily by a 61.1% decline in the average sale price.
Ferroalloys. Operating revenues from sales of ferroalloys decreased 76.0%, due to a 44.9% decline in volume sold and a 53.6% decline in the average sale price.
Nickel and other products. Operating revenues from this segment decreased 54.2%, mainly due to the following factors:
•	Operating revenues from nickel sales decreased 50.8%, primarily due to a 44.8% decline in the average sale price and 10.8% decline in sales volume.
•	Operating revenues from copper sales decreased 66.0%, primarily due to a 38.4% decline in the average sale price and a 45.0% decline in volume sold.
Potash. Operating revenues from sales of potash increased 11.8%, due primarily to a 13.1% increase in volume sold as a result of the performance of the Brazilian agricultural sector.
Kaolin. Operating revenues from sales of kaolin decreased 23.8%, reflecting a 31.1% decline in volume sold, which was partially offset by a 10.3% increase in the average sale price.
Copper concentrate. Operating revenues from sales of copper concentrate decreased 39.9%, reflecting a 38.2% decline in the average selling price while volume sold remained stable.
Aluminum products. Operating revenues from sales of aluminum-related products decreased 36.4%, primarily reflecting a 48.9% decline in revenue from aluminum sales, which in turn reflects an approximately 40.0% decline in the average sale price.
Logistics services. Operating revenues from sales of logistics services decreased 38.6% as a result of the following factors:
•	Revenues from railroad transportation decreased 41.7%, primarily reflecting the significant drop in Brazilian steel output in the first nine months of 2009, which caused a sharp decline in the volume of steel inputs and products transported.
•	Revenues from port operations decreased 24.4%, primarily reflecting weaker demand.
Other products and services. Operating revenues from sales of other products and services decreased 6.5%, primarily because of lower prices for coal.

Operating costs and expenses
The following table summarizes our operating costs and expenses for the periods indicated.

	Nine months ended
	September 30,				%
	2008		2009		Change
	(US$ million)
	(unaudited)
Cost of ores and metals sold	US$	11,325	US$	7,127	(37.1)
Cost of aluminum products		740		1,516	104.9
Cost of logistic services		1,738		544	(68.7)
Cost of other products and services		318		439	38.1

Cost of goods sold		14,121		9,626	(31.8)
Selling, general and administrative expenses		1,040		752	(27.7)
Research and development expenses		790		685	(13.3)
Other operating costs and expenses		535		961	79.6

Total operating costs and expenses	US$	16,486	US$	12,024	(27.1)

The following table summarizes the components of our cost of goods sold for the periods indicated.

	Nine months ended
	September 30,				%
	2008		2009		Change
	(US$ million)
	(unaudited)
Outsourced services	US$	2,289	US$	1,534	(33.0)
Materials costs		2,310		1,989	(13.9)
Energy:
Fuel		1,463		888	(39.3)
Electric energy		847		578	(31.8)

Subtotal		2,310		1,466	(36.5)
Acquisition of products:
Iron ore and iron ore pellets		973		79	(91.9)
Aluminum products		241		211	(12.4)
Nickel		603		192	(68.2)
Other		25		22	(12.0)

Subtotal		1,842		504	(72.6)
Personnel		1,652		1,389	(15.9)
Depreciation and depletion		2,123		1,693	(20.3)
Other costs of goods sold		1,595		1,051	(34.1)

Total	US$	14,121	US$	9,626	(31.8)

The reduction in operating costs and expenses by US$4,462 million in the first nine months of 2009 is attributable to the decline in volumes sold, to exchange rate variations and to our efforts to reduce costs by shutting-down higher-cost operating units, optimizing flow of materials, optimizing plant and labor utilization, cutting administrative costs and other measures.

Our total cost of goods sold was US$9,626 million in the first nine months of 2009, 31.8% lower than in the first nine months of 2008. Lower sales volumes were responsible for US$2,336 million, while exchange rate variations contributed to a reduction of US$1,839 million of the US$4,495 million decline in cost of goods sold relative to the first nine months of 2008.
•	Outsourced services costs (primarily for operations services such as waste removal, cargo freight and maintenance of equipment and facilities) decreased 33.0%, driven primarily by lower volumes sold and exchange rate changes.
•	Materials costs decreased 13.9%, driven primarily by lower volumes sold and the lower value of the Brazilian real against the U.S. dollar, the effects of which were partially offset by increased maintenance expenses due to the acceleration of scheduled maintenance for some operations.
•	Energy costs decreased 36.5%, driven primarily by lower volumes sold, lower average prices and exchange rate changes.
•	Costs for acquisition of products from third parties declined 72.6%, driven primarily by a decline in purchased volumes of iron ore, iron ore pellets and nickel products and lower average prices of purchased products.
•	Personnel costs decreased 15.9%, due primarily to lower volumes sold and the lower value of the Brazilian real against the U.S. dollar, the effects of which were partially offset by a 7% wage increase for Brazilian employees that has been in effect since November 2008.
•	Depreciation and depletion expense decreased 20.3%, driven primarily by the lower value of the Brazilian real against the U.S. dollar.
•	Other costs of goods sold decreased 34.1%, primarily reflecting lower expenditures on mining royalties and demurrage costs, as a result of the more moderate pace of our activities during the first nine months of 2009.
Selling, general and administrative expenses
Selling, general and administrative expenses decreased 27.7%, due primarily to reduced expenses with respect to personnel, sales, services and advertising.
Research and development expenses
Research and development expenses decreased 13.3% to US$685 million in the first nine months of 2009 from US$790 million in the first nine months of 2008.
Other operating costs and expenses
Other operating costs and expenses increased by US$426 million in the first nine months of 2009 compared to the same period in 2008, mainly due to US$635 million of fixed expenses attributable to idle capacity and operations stoppages in the first nine months of 2009, compared to no such expenses in the first nine months of 2008.

Operating income by segment
The following table shows our operating income by segment and as a percentage of revenues for the periods indicated.

	Nine months ended September 30,
	2008			2009
	Segment operating income (loss)
	(US$		% of net	(US$		% of net
	million)		operating	million)		operating
	(unaudited)		revenues	(unaudited)		revenues
Ferrous minerals:
Iron ore	US$	8,160	58.5%	US$	5,266	56.8%
Iron ore pellets		1,144	36.8		2	0.2
Manganese ore		166	71.9		10	12.5
Ferroalloys		522	56.2		2	0.9
Pig iron		76	52.1		(2)	—

Subtotal		10,068	54.9		5,278	50.8
Non-ferrous minerals:
Nickel and other products (1)		2,556	38.1		(193)	—
Potash		135	52.3		159	53.9
Kaolin		(43)	—		(14)	—
Copper concentrate (2)		316	40.8		70	15.3
Aluminum products		321	14.6		(176)	—

Subtotal		3,285	32.5		(154)	—
Logistics services:
Railroads		220	24.5		72	13.7
Ports		26	12.7		22	14.5

		246	22.3		94	13.9
Other (3)		86	14.0		(264)	—

Total	US$	13,685	45.4%	US$	4,954	29.2%

(1)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(2)	Does not include copper produced as a nickel co-product.

(3)	Includes coal and energy.
Our operating income decreased as a percentage of net operating revenues to 29.2% in the first nine months of 2009, from 45.4% in the first nine months of 2008. Except for potash, which benefited from higher average prices, the other segments suffered from lower price levels and lower volumes sold.

Non-operating income (expenses)
The following table details our non-operating income (expenses) for the periods indicated.

	Nine months ended
	September 30,
	2008		2009
	(US$ million)
	(unaudited)
Financial income	US$	355	US$	316
Financial expenses		(1,366)		(1,010)
Gains on derivatives, net		(226)		1,232
Foreign exchange and indexation gains, net		605		658
Gain on sale of assets		80		230

Total	US$	(552)	US$	1,426

We had net non-operating income of US$1,426 million in the first nine months of 2009, compared to net non-operating expenses of US$552 million in the first nine months of 2008. This increase primarily reflects the following factors:
•	Gains on derivatives of US$1,232 million in the first nine months of 2009 compared to losses of US$226 million in the first nine months of 2008. The net fair-value gain of our currency and interest rate swaps, which mainly convert our Brazilian real-denominated debt into US dollars to protect our cash flow from exchange rate volatility, produced a positive effect of US$1,411 million in the first nine months of 2009, driven by the appreciation of the Brazilian real against the U.S. dollar during the first nine months of 2009. The positive effect of our currency and interest rate swaps was partially offset by a fair-value loss of US$185 million arising from our nickel derivatives due to the increase in nickel prices in the first nine months of 2009.
•	A decline in financial expenses of US$356 million, principally due to lower floating interest rates.
•	US$53 million higher foreign exchange and indexation gains due to the combined effect of foreign exchange fluctuations in the period and relative cash and equivalent positions in U.S. dollars compared to loan positions in U.S. dollars.
•	A gain on sales of assets of US$230 million in the first nine months of 2009 comprised of (i) a gain of US$ 153 million on the sale of all our remaining shares of Usiminas Siderúrgicas de Minas Gerais S.A. – Usiminas, (ii) a gain of US$61 million related to the sale of forest assets to Suzano Papel e Celulose (Suzano) and (iii) gains on sales of other minor investments totaling US$16 million, compared to a gain of US$80 million on the sale of our minority interest in Jubilee Mines N.L in the first nine months of 2008.
Income taxes
In the first nine months of 2009, we recorded income tax expense of US$2,856 million compared to US$1,720 million in the same period of 2008. The effective tax rate on our pretax income was 44.8% in the first nine months of 2009 mainly because of an effect caused by the 31.4% appreciation of the Brazilian real against the US dollar during the first nine months of 2009. Exchange variations directly impact the exchange gains or losses recognized on transactions between the parent company and certain subsidiaries with lower statutory tax rates. Although those gains and losses are eliminated from reported consolidated pretax amounts in the consolidation and currency re-measurement process, they are not eliminated for tax purposes since in Brazil there is no consolidated income tax regime.

Affiliates and joint ventures
Our equity in the results of affiliates and joint ventures decreased to US$362 million in the first nine months of 2009 from US$669 million in the same period of 2008. Non-consolidated affiliates in the ferrous minerals business contributed to 63.5% of the total, followed by non-ferrous (6.1%) and coal (11.6%).
LIQUIDITY AND CAPITAL RESOURCES
Overview
In the ordinary course of business, our principal uses of funds are capital expenditures, dividend payments and repayment of debt. We have historically met these funding requirements by using cash generated from operating activities and through short-term and long-term borrowings.
We regularly review acquisition and investment opportunities and, when suitable opportunities arise, we make selected acquisitions and investments to implement our business strategy. We may fund these investments with internally generated funds or with borrowings, supplemented in some cases by dispositions.
Sources of funds
Our principal sources of funds are operating cash flow and borrowings. Our operating activities generated positive cash flow of US$5,725 million in the first nine months of 2009. In July 2009, we issued US$942 million of mandatorily convertible notes due 2012 for total proceeds of US$937 million, net of commissions. In September 2009, we issued US$1,000 million of guaranteed notes due 2019 for total proceeds of US$989 million, net of commissions.
At September 30, 2009, we had available committed revolving credit lines totaling US$1.9 billion, of which US$1.15 billion was granted to Vale International and the balance to Vale Inco. As of September 30, 2009, neither Vale International nor Vale Inco had drawn any amounts under these facilities, but US$98 million of letters of credit were issued and outstanding pursuant to Vale Inco’s facility.
In April 2008, we entered into a credit line of R$7.3 billion with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian national development bank, of which we have drawn US$644 million as of September 30, 2009.
During 2008, we signed framework agreements with the Japan Bank for International Cooperation (“JBIC”) and Nippon Export and Investment Insurance (“NEXI”) for the financing of mining, logistics and power-generation projects, representing US$5.0 billion of long-term financing. In November 2008, we signed a memorandum of understanding with the Export-Import Bank of Korea (“KEXIM”), the Korean official credit agency for export and import financing. We are negotiating similar agreements with other agencies, and some of those agreements may be executed this year.
Uses of funds
Acquisitions
In the first quarter of 2009, we acquired Green Mineral Resources, which owns two potash assets, the Regina Project and the Rio Colorado Project, from Rio Tinto for US$850 million, net of acquired cash. In the first quarter of 2009, we also acquired 50% of Teal Minerals Incorporated, a joint venture with African Rainbow Minerals Limited, for US$65 million, in order to enhance our growth options in the copper business. At the end of March 2009, we acquired 100% of Diamond Coal Ltd, a company that owns coal assets in Colombia, for US$300 million.

In the third quarter of 2009, we concluded an all-cash acquisition of the Corumbá iron ore mining operations, located in state of Mato Grosso do Sul, Brazil, for US$814 million, reflecting US$750 million adjusted for working capital and cash variation. In the third quarter of 2009, we also entered into an agreement with ThyssenKrupp Steel AG (ThyssenKrupp) to increase our stake in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (CSA) from 10% to 26.87%, through a capital infusion of EUR$965 million (approximately US$1,424 million). We paid the first installment of US$681 million, and we will pay the second installment in November 2009.
Capital expenditures
In the second quarter of 2009, we paid the second installment, totaling US$216 million, under a 30-year contract signed in 2007 under which we operate a segment of the Norte-Sul railroad (FNS). This amount was paid to the Brazilian government in exchange for the completion of 213.2 kilometers of new rail tracks. A final installment is due upon completion of the last segment of the railroad, which we expect to occur in April 2010.
For 2009, we budgeted US$9 billion for capital expenditures. This amount includes expenditures on project development as well as maintenance of existing operations, and research and development, which are treated as current expenses for accounting purposes. Our actual capital expenditures may differ from the budgeted amount for a variety of reasons, including changes in exchange rates. In the first nine months of 2009, we spent US$5,964 million on capital expenditures, excluding acquisitions.
Distributions
As previously announced, the minimum dividend for 2009 is US$2,500 million, and the first installment, totaling US$1,250 million, was paid on April 30, 2009. The second and final installment, totaling US$1,500 million, was paid on October 31, 2009, bringing the total dividend distributions for 2009 to US$2,750 million. In the first nine months of 2009, we also paid US$109 million of interest (quarterly interest plus additional remuneration based on cash distributions in respect of our ADSs) on our mandatorily convertible notes due in 2010.
Debt
We are currently rated BBB+ (Standard & Poor’s), Baa2 (Moody’s), BBB high (Dominion) and BBB (Fitch).
At September 30, 2009, we had aggregate outstanding debt of US$21.166 billion. Our outstanding long-term debt (including the current portion of long-term debt and accrued charges) was US$21.061 billion, compared with US$18.168 billion at the end of 2008. At September 30, 2009, US$752 million of our debt was secured by liens on some of our assets. At September 30, 2009, our average debt maturity was 8.42 years.
In general, our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with financial institutions. At September 30, 2009, we had US$87 million of outstanding short-term debt.
Our major categories of long-term indebtedness are as follows. The amounts given below include the current portion of long-term debt and exclude accrued charges.
•	U.S. dollar-denominated loans and financing (US$5.931 billion at September 30, 2009). These loans include export financing lines, import finance from export credit agencies, and loans from commercial banks and multilateral organizations. The largest facility is a pre-export financing facility, linked to future receivables from export sales, that was originally entered into in the amount of US$6.0 billion as part of the refinancing of the Inco acquisition debt. The outstanding amount at September 30, 2009 was US$3.9 billion.
•	U.S. dollar-denominated fixed rate notes (US$7.499 billion at September 30, 2009). Through our finance subsidiary Vale Overseas Limited, we have issued in public offerings several series of fixed rate debt securities with Vale guarantee, totaling US$6.381 billion. Our subsidiary Vale Inco has issued fixed rate debt in the amount of US$1.118 billion.

•	U.S. dollar-denominated loans secured by future export receivables (US$164 million at September 30, 2009). We have a US$400 million securitization program based on existing and future receivables generated by our subsidiary CVRD Finance from exports of iron ore and iron ore pellets to six of our customers in Europe, Asia and the United States.
•	Real-denominated non-convertible debentures (US$3.377 billion at September 30, 2009). In November 2006, we issued non-convertible debentures in the amount of approximately US$2.6 billion, in two series, with four- and seven-year maturities. The first series, approximately US$700 million at issuance, matures in 2010 and bears interest at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate. The second series, approximately US$1.9 billion at issuance, matures in 2013 and bears interest at the Brazilian CDI interest rate plus 0.25% per year. At September 30, 2009, the total amount of these two series was US$3.093 billion.
•	Perpetual notes (US$83 million at September 30, 2009). We have issued perpetual notes that are exchangeable for 48 billion preferred shares of the Brazilian bauxite producer Mineração Rio do Norte S.A. (MRN). Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares.
•	Other debt (US$3,693 billion at September 30, 2009). We have outstanding debt, principally owed to BNDES and Brazilian commercial banks, and loans and financing in other currencies.
Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity, debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of September 30, 2009, and we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements. We believe we will be able to operate within the terms of our financial covenants for the foreseeable future. None of these covenants directly restricts our ability to pay dividends on equity securities at the parent-company level.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2009	VALE S.A.
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

EXHIBIT INDEX

Exhibit A
Unaudited condensed consolidated interim financial information as of September 30, 2009 and December 31, 2008 and for the three-month periods ended September 30, 2009, June 30, 2009, and September 30, 2008 and for the nine-month periods ended September 30, 2009 and 2008

Exhibit B	Ratio of earnings to combined fixed charges and preferred dividends